October 2012 Pricing Sheet dated October 31, 2012 relating to Preliminary Pricing Supplement No. 398 dated October 23, 2012 to Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Enhanced Trigger Jump Securities due October 30, 2014 Based on the Performance of Gold
PRICING TERMS – OCTOBER 31, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,179,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	October 31, 2012
Original issue date:	November 5, 2012 (3 business days after the pricing date)
Maturity date:	October 30, 2014
Underlying commodity:	Gold
Payment at maturity:	$1,000 + return amount, subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount. There is no minimum payment at maturity.
Maximum payment at maturity:	$1,270 per security (127% of the stated principal amount)
Return amount:
If the commodity percent change is greater than the downside threshold value on each trading day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the final commodity percent change and (ii) the fixed percentage]
If the commodity percent change is less than or equal to the downside threshold value on any trading day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  the final commodity percent change
In this scenario, the return amount may be negative and consequently, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.

Fixed percentage:	12%
Downside threshold value:	-15%
Commodity percent change:	The commodity percent change on any trading day is equal to: (commodity price – initial commodity price) / initial commodity price
Final commodity percent change:	The commodity percent change on the valuation date
Initial commodity price:	$1,719, which is the commodity price on the pricing date
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

Valuation date:	October 27, 2014, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	617482Q49
ISIN:	US617482Q495
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$21.25	$978.75
Total	$5,179,000	$110,053.75	$5,068,946.25
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $21.25 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 398 dated October 23, 2012
Prospectus Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.